

September 21, 2011

Via E-mail
Robert W. Walker
President and Chief Executive Officer
Premier Financial Bancorp, Inc.
2883 Fifth Avenue
Huntington, West Virginia 25702

**Re: Premier Financial Bancorp, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2010
         Filed March 29, 2011
         Form 10-Q for the Fiscal Quarter Ended June 30, 2011
         Filed August 15, 2011
         File No. 0-20908**

Dear Mr. Walker:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 13. Certain Relationships and Related Transactions, And Director Independence, page 168
Certain Relationships and Related Transactions, page 26 of definitive proxy statement on
Schedule 14A

1.   It is not clear from your disclosure whether there are currently outstanding loans to related persons above the threshold amount. If yes, please revise your disclosure in future filings to so indicate. Also, in that case, revise your disclosure to include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made "on substantially the same

terms…as those of comparable transactions prevailing at the time with other persons not related to [the lender]."

Exhibits 31.1 and 31.2

2.   In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. For example, please delete from the first line the title of the certifying individual.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Financial Statements

Note 3 – Loans, page 13

3.   We note your tabular presentation on page 17 showing the balance of the allowance for loan losses and the recorded investment by impairment method for those collectively evaluated and individually evaluated. However, we did not see this disclosure for loans acquired with deteriorated credit quality. Please provide us and revise future filings to include this disclosure, in accordance with ASC 310-10-50-11B(g) and (h).

4.   In light of the significant impact of your accounting for certain covered loans pursuant to ASC 310-30 on your allowance for such loans and related ratios, in future filings where you present your ratio of allowance to nonperforming loans or nonperforming assets, please provide an alternative measure that excludes the impact of the loans where you applied ASC 310-30.

5.   As a related matter, please tell us how you complied with the disclosure requirements of ASC 310-30-50 for the loans acquired with deteriorated credit quality or revise future filings to include the required disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments relating to the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief